(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 1, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Fidelity Merrimack Street Trust (the trust):
Fidelity Corporate Bond Exchange Traded Fund (the fund)

Ladies and Gentlemen:

Transmitted herewith on behalf of the trust is the trust's initial registration statement on Form N-1A under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the Registration Statement). The trust is also filing its Notification of Registration on Form N-8A concurrently with this transmission. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing serves to register one initial series of the trust. This filing contains the Prospectus and Statement of Additional Information (SAI) for the fund. Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

The trust intends to file one or more pre-effective amendments to the Registration Statement in order to add other exhibits and information necessary to complete the Registration Statement and to respond to staff comments that might be received with respect to this filing. The trust will not initiate a public offering of its shares, or otherwise gather more than de minimis assets, prior to obtaining exemptive relief from the Commission to operate as an actively managed exchange traded fund. Accordingly, the trust anticipates requesting at a later date that the effectiveness of the Registration Statement be accelerated.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Nicole Garceau
Nicole Garceau
Legal Product Group